UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Submission of Matters to a Vote of Security Holders

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 27, 2024, on such date Fusion Fuel Green PLC (the “Company”) distributed a definitive proxy statement (the “Proxy Statement”) to shareholders for an extraordinary general meeting of shareholders (“EGM”) to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland at 1:00 p.m. Dublin time on March 20, 2024. At such time and place, the EGM was duly called to order and adjourned until March 27, 2024 at the same time and place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the EGM.

At 1:00 p.m. Dublin time on March 27, 2024, the Company held the EGM. Under the Company’s constitution and Irish law, a quorum was present. The items of business considered by the Company’s shareholders at the EGM and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1. Granting the authority to allot securities – To grant the Directors the authority to allot securities under Irish law.

For	Against	Abstain	Broker Non-Vote
3,862,369	131,977	590,617	0

2. Granting the authority to opt out of statutory pre-emption – To grant the Directors the authority to opt out of pre-emption rights under Irish law.

For	Against	Abstain	Broker Non-Vote
3,746,699	224,188	614,076	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: March 27, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer